Exhibit 99.1

Announcement Friday, 2 May 2025	Woodside Energy Group Ltd. ACN 004 898 962 Mia Yellagonga 11 Mount Street Perth WA 6000 Australia T +61 8 9348 4000 www.woodside.com ASX: WDS NYSE: WDS

WOODSIDE APPROVES LALNG DEVELOPMENT TRANSCRIPT - AMENDED

Date: 29 April 2025

Time: 08:00 AWST/10:00 AEST (19:00 CDT on Monday, 28 April 2025)

Start of Transcript

Operator: Thank you for standing by and welcome to the Woodside Energy Group Ltd investor presentation. All participants are in a listen only mode. There will be a presentation followed by a question-and-answer session. If you wish to ask a question, you will need to press the star key followed by the number one on your telephone keypad. I would now like to hand the conference over to Ms Meg O’Neill, Chief Executive Officer and Managing Director. Please go ahead.

Meg O’Neill: Hello, everyone, and thank you for joining us for this investor presentation. It is a pleasure to speak with you on what is a very exciting day for Woodside. We are presenting from Perth, Western Australia, and I would like to begin by acknowledging the Traditional Custodians of this land, the Whadjuk Noongar people, and pay my respects to their Elders past and present.

I’m very pleased to announce today that Woodside has made a final investment decision for the three-train foundation development of Louisiana LNG. Since we completed the acquisition of Louisiana LNG in October 2024, we have secured highly competitive EPC pricing for all three trains, an infrastructure partner to share the capital expenditure, offtake agreements with Uniper, and we are now ready to take a final investment decision.

Today, I will provide an overview of the developments, outlining the compelling strategic and commercial rationale underpinning this transformative decision for Woodside. We will then open the call up to a question-and-answer session. I am joined on the call by our Chief Financial Officer, Graham Tiver, our Chief Operating Officer International, Daniel Kalms, and our Chief Commercial Officer, Mark Abbotsford.

Before we get started, please take the time to read the disclaimer, assumptions, and other important information on slides 2 and 3. As a reminder, all dollar figures in the presentation are in US dollars unless otherwise noted.

We move to slide 4. Louisiana LNG is a gamechanger for Woodside, set to position our company as a global LNG powerhouse and deliver enduring shareholder value for decades to come. Today’s approval is for the three-train 16.5 million tonne per annum foundation development. Louisiana LNG has further potential for growth and value creation, with expansion capacity for two additional LNG trains and total permitted capacity of 27.6 million tonnes per annum. It is a world-class project that is a compelling and de-risked investment. First LNG is targeted for 2029.

Louisiana LNG combines access to an abundant US gas resource, a prime location with best-in-class EPC and technology partners. It builds on Woodside’s proven strengths in project execution, operational excellence, and LNG marketing to deliver significant cash generation potential and drive long-term shareholder value. It allows us to capture value from long-term structural demand for LNG, as well as marketing optimisation opportunities across both the Pacific and Atlantic basins. Louisiana LNG positions the Woodside of the 2030s to be even better placed to serve global customers and growing energy demand.

On slide 5, this globally competitive project benefits from access to abundant and low-cost resources in the US and boasts an asset lifespan of more than 40 years. Last December, we announced the signing of a revised EPC contract with Bechtel. The cost estimate of $17.5 billion and includes $15.9 billion for the LNG project, $1.1 billion for the proposed pipeline and a management reserve. Importantly, the LNG project cost of approximately $15.9 billion is inclusive of EPC, owners’ costs, contingency and provisional allowances.

Earlier this month, we announced the sell-down of 40% in the infrastructure company to Stonepeak. Stonepeak will provide $5.7 billion on an accelerated basis, contributing 75% of the LNG project capital expenditure in both 2025 and 2026. As a result, Woodside’s share of the total capital expenditure will be $11.8 billion and this is a nominal figure.

At Woodside, we take a disciplined and targeted approach to our investments, with a focus on long-term value creation. Louisiana LNG exceeds our investment targets with an expected internal rate of return exceeding 13% and a payback period of seven years. With three trains up and running, Louisiana LNG has the potential to generate $2 billion of net operating cash annually, providing a significant boost to the cash generation potential from Woodside’s global portfolio.

We are continuing to progress discussions with additional partners at the integrated project level. Consistent with our previous approach, we will be disciplined in our selection of partners, ensuring we attract a partner or partners who share our long-term vision for the project. This will further reduce Woodside’s capital and accelerate the value of the project.

On slide 6, you will see that Louisiana LNG builds on a series of growth investments which are collectively transforming Woodside, offsetting declining legacy production and creating our next generation of world-class assets and value creation. From 2024 to the 2030s, we are expecting our global LNG portfolio to double in size, from 12 million to 24 million tonnes per annum, and our total sales volumes to grow by 50% to more than 300 million barrels of oil equivalent. This supply can target strong and sustainable demand for LNG expected in both Asia and Europe as those markets pursue energy security and decarbonisation goals.

Louisiana LNG, coupled with our other major growth projects, including our Scarborough Energy Project, will deliver a further step change in portfolio cash generation. In the 2030s, Woodside will have the potential to deliver more than $8 billion of net operating cash. These investments provide Woodside with a balanced and resilient portfolio to take into the next decade and beyond, combining long-life, flexible LNG assets with high return oil assets. This positions our company to capitalise on growing global energy demand and generate substantial cashflow.

Let’s now take a closer look at the project. Slide 8 demonstrates Louisiana LNG has been significantly de-risked as a US greenfield project. The design is mature, the project is fully permitted, we have a lump sum contract with Bechtel, and we have advanced construction onsite which reduces schedule risk. This reinforces Louisiana LNG’s advantage in the current uncertain market environment for competing projects. At final investment decision, 95% of our EPC expenditure is lump sum or fixed rates. Bechtel is one of the few contractors that will stand behind their lump sum turnkey contracts which guarantees price, schedule, and performance, and they have a track record of successfully delivering on-time and on-budget.

Louisiana LNG is fully permitted from all major regulatory agencies, including the Federal Energy Regulatory Commission or FERC. It also has a license from the Department of Energy to export to non-free trade agreement countries. The project benefits from advanced construction with ongoing site works. Pilings for Train 1 and 2 are complete, with foundation works in progress, and construction of pilings is underway for the LNG tanks.

Louisiana LNG is a globally competitive project. We estimate it will generate a 12% return with a US Gulf Coast net back of 100% of Henry Hub plus approximately $3.40 per MMBtu. And as I noted earlier, we are expecting this project to exceed the 12% target of our capital allocation framework and deliver an IRR of more than 13%. Building on these attractive project economics, potential future expansion provides further opportunity to lower unit production costs and deliver increased returns with brownfield economics.

The schematic shown on slide 9 shows the site infrastructure for the approved three-train foundation project and potential future trains. The foundation project trains will each have a production capacity of about 5.5 million tonnes per annum, which we would look to further debottleneck to increase capacity. The project design from Louisiana LNG leverages best-in-class, proven technologies, featuring an efficient liquefaction process and gas turbines along with flareless restart capability.

We will construct a 37-mile or 60-kilometre header pipeline to source gas from the abundant, low-cost US gas resource. The pipeline is permitted for interconnects with major interstate pipelines linking to the most prolific production basins.

Slide 10 highlights that conducting our business sustainably is at the core of Woodside’s strategy to thrive through the energy transition. To be clear, Woodside’s existing emissions reduction targets and net zero aspiration remain unchanged as a result of today’s final investment decision. Indeed, Louisiana LNG can support Woodside’s decarbonisation goals and improve our resilience to different energy transition scenarios.

Our emissions management approach is to design out, operate out and then offset. As a new development, this project’s advanced design has the potential to reduce our average Scope 1 and 2 emissions intensity, building our competitive edge compared to similar commodity mixed portfolios. In addition, Louisiana LNG benchmarks better than the industry average LNG plant.

On slide 11, you’ll see that Louisiana LNG is surrounded by one of the deepest inventories of natural gas in the world, positioning it as an ideal hub for production and processing. With access to a resource base in excess of 1,200 trillion cubic feet, there are significant quantities of low-cost natural gas available today and well into the future. To put the sheer size of this into perspective, our Scarborough Energy Project in Western Australia is developing natural gas resources of about 11 trillion cubic feet. So in the case of Louisiana LNG, we’re talking about a resource base more than 100 times the size of Scarborough.

The US has a well-developed resource ownership framework, easy access to capital and an abundance of producers that vigorously compete to produce the lowest price. Innovation, technology, a vast network of competitive oilfield service providers continue to drive cost down and resource recovery up. With the majority of the gas resource in the US with a breakeven price below $3 million per MMBtu at Henry Hub [Clarification: $3/MMbtu], we expect a competitively sourced, low-cost gas over the life of the asset.

Woodside’s draw on the US gas market is also expected to be relatively modest, representing less than 2% of the total US gas market. Our sourcing strategy is best described as a layered approach will feature diversity of supply from multiple basins, layered under contracts with different durations, volume commitments, and from a variety of US gas producers.

In addition to abundant supply, on slide 12 you will see that the location of Louisiana LNG benefits from a well-established inter and intra-state natural gas supply network. Procuring access to this diverse network will help ensure a reliable supply of gas to Louisiana LNG, while at the same time reducing portfolio risk with multiple points of access to gas resources. We plan to build a pipeline to access this network through the Gillis Hub, a key supply node.

We will secure firm transportation capacity early in the process to ensure reliable access to supply. We plan to begin layering in gas supply and transport contract agreements from 2025, to ensure we have diverse and reliable sources of feed gas for Louisiana LNG.

The diagram on slide 13 outlines the potential distribution of LNG offtake from the venture. From the 16.5 million tonnes per annum capacity from the foundation project, around 50% will be allocated to Woodside’s global marketing portfolio. The remainder is expected to be sold to equity investors and LNG buyers with a portion of LNG sales marketed on Henry Hub-linked fixed contracts. This is an attractive structure that allows us to preserve optionality, to take advantage of international pricing and to build Woodside’s customer base.

Our recent agreement with Uniper validates Louisiana LNG’s market value proposition and economic competitiveness. We continue to see strong interest in Woodside’s volumes and will maintain discipline in our approach to deals.

Slide 14 presents our projected capital expenditure timeline for Louisiana LNG over the next seven years, with first LNG targeted in 2029. As I previously mentioned, Stonepeak’s contribution to the project’s capital expenditure will be accelerated in both 2025 and 2026, representing 75% of the total expenditure for the LNG infrastructure in those years. Pipeline costs are shown separately.

On slide 15, our capital management framework has been in place for several years now and we’ve maintained financial discipline to adhere to this framework throughout, even in this period of substantial growth. Levers such as the sell-down of the infrastructure to Stonepeak, our recent divestment of Trinidad and Tobago assets, and the asset swap with Chevron demonstrate a disciplined approach to capital investment. This gives us the confidence in our ability to maintain strong shareholder returns as well as investing in growth projects like Louisiana LNG.

Our liquidity remains strong at $7.3 billion. We’ve also engaged with ratings agencies in anticipation of our final investment decision and we expect them to maintain Woodside’s BBB+ and Baa1 credit ratings. We carefully manage our liquidity so we can fulfil our commitments, which include an investment grade credit rating, dividend payout ratio of 50% to 80% and gearing of 10% to 20% through the cycle. Let me highlight here that there has been no change to our dividend policy. We have the ongoing capacity to pay strong dividends and have consistently paid at the top end of our range for the past decade.

Another benefit of Louisiana LNG, as shown on slide 16, is the foreign trade zone designation we’ve secured, which allows deferral of duty payments until each train’s completion. Currently, this arrangement allows a preferential zero tariff rate on placing the trains into service.

Now, even without the benefits of a foreign trade zone, the project faces limited tariff exposure due to the approach we’ve applied in the US and wherever we operate to source a high volume of local content. Only approximately 25% of the project’s capital expenditure is for equipment and materials and about half of that is expected to be sourced from the US. The significant involvement of US-based contractors, labour and services ensures we are supporting both the Louisiana and national economies.

Delivering projects that have a low cost of supply underpins our ability to deliver strong returns to shareholders. Slide 17 shows that Louisiana LNG has a very competitive cost of supply. The low-cost resource available in the US, low capital costs and Woodside’s operational excellence allow us to generate a substantial return. In order for us to generate the 12% return targeted by our capital allocation framework, we require a US Gulf Coast net back of 100% Henry Hub plus $3.40 per MMBtu.

On a cash basis, our breakeven is achieved at 100% Henry Hub plus $1.80 per MMBtu. This low breakeven, positions us well to navigate market volatility. To put this in terms of delivered prices, for Asia we achieve our 12% rate of return with an average price of 100% Henry Hub plus $5.80. So, if Henry Hub is $3.50, we achieve a 12% return with JKM pricing of $9.30 per MMBtu.

Moving to slide 18. Woodside’s portfolio and capabilities allow us to further optimise value given the volatility associated with global markets. Our portfolio contracting approach with exposure to various price indices, 10 years and optionality, enables us to respond to periods of volatility in the LNG market and capture additional value.

Our complementary Atlantic and Pacific LNG positions, combined with our approach of taking a long shipping position, builds on this advantage. Additionally, as we build out our gas sourcing portfolio, our integrated value chain will also allow us to capture upside value from short-term events in the US markets.

Let’s now have a look at how Louisiana LNG transforms Woodside’s global portfolio. Slide 20 shows that Louisiana LNG strategically complements our established Australian LNG business, diversifying our production across both the Atlantic and Pacific Basins. In the 2030s, Woodside is forecast to have around 24 million tonnes per annum of LNG in our global portfolio, positioning us among the top global suppliers.

The strategic location of Louisiana LNG enables us to deliver LNG volumes from the US Gulf Coast to Europe, Asia and developing markets. This additional supply source in the Atlantic offers substantial opportunities for marketing optimisation between the basins. This flexibility is anticipated to generate significant financial value estimated at $0.40 per MMBtu. Our capability in this space has been demonstrated over the last three years where our marketing activities have added approximately 10% of earnings before income tax.

Today, as shown on slide 21, Woodside is making transformative decisions that will unlock future development opportunities, deliver growth and generate cash flow. We are optimising our portfolio through transactions such as the Woodside-Chevron asset swap and the divestments of our Angostura and Ruby assets in Trinidad and Tobago.

Following Sangomar startup and the outstanding production ramp-up last year, we are targeting the addition of production from Beaumont New Ammonia later this year, Scarborough in 2026 and Trion in 2028. The addition of production from Louisiana LNG starting in 2029 will transform Woodside into a global LNG powerhouse, operating over 5% of the global LNG market and see our total portfolio sales increase from 200 million to more than 300 million barrels of oil equivalent. This will deliver a step change in cash flow from our operating activities, providing additional options such as buybacks to reward our shareholders.

Moving to slide 22. Through this portfolio transformation, we are delivering Woodside’s next generation of assets, and we are more than offsetting decline from our base business. We are often asked what our portfolio will look like in the 2030s. We expect approximately 55% of our net operating cash to be generated from LNG and around 35% from oil. By 2032, our new investments will account for around 70% of our net operating cash. The growth in our business is substantial and we expect to generate over $8 billion of net operating cash in 2030.

Now, on to slide 24. At the heart of Woodside’s approach to delivering major projects is supporting economic and community development. As the largest single direct foreign investment in Louisiana’s history and the first greenfield US LNG project sanctioned since the lifting of the LNG pause, Louisiana LNG will directly deliver significant economic and community benefits. It will support over 15,000 direct jobs during the construction phase and 4,000 jobs during operations. This development, along with our producing assets in the US Gulf and our investment in Beaumont New Ammonia, significantly expands our presence in the United States. This translates into ongoing social investment and billions of dollars of revenue for governments.

On to slide 25. In closing, I would like to highlight once again the strong strategic and commercial rationale underpinning today’s investment decision. Louisiana LNG is a large-scale, high-quality project which has been significantly de-risked. We have the commercial structure, partners, development plan and market to ensure successful execution. Building on our strong partners to date, today’s announcement is a springboard for us to move towards our target of first LNG in 2029.

For Woodside, Louisiana LNG is a compelling and disciplined investment that is aligned with our strategy to thrive through the energy transition. It exceeds our capital allocation framework with a projected internal rate of return exceeding 13% and a payback period of seven years. Our disciplined approach to capital management, our strong balance sheet and our track record of project delivery means we are well positioned to progress this game-changing development while continuing to reward our shareholders.

I am tremendously excited to add Louisiana LNG to Woodside’s next chapter of value creation as we continue delivering the reliable, affordable energy the world needs now and into the future. Thank you.

I will now open the call to your questions. Please limit your questions to two each so everybody has an opportunity to ask their questions.

Operator: Thank you. If you wish to ask a question, please press star one on your telephone and wait for your name to be announced. If you wish to cancel your request, please press star two. If you are on a speakerphone, please pick up the handset to ask your question.

Today’s first question comes from Nik Burns at Jarden Australia. Please go ahead.

Nik Burns (Jarden Australia, Analyst): Thanks, Meg and team and congratulations on today’s announcement. I just wanted to focus on slide 31. It wasn’t part of the main pack, but it just highlights the sensitivity of the project operating cash flows to the spread between JKM and Henry Hub. You do have a chart on slide 18 that just shows how that spread has been quite positive between 2021 and today. We are however talking about new LNG supply into global markets from 2029.

So, as we sit here today, what gives the Board of Woodside the confidence to sanction Louisiana LNG and commit the company to this major investment, especially given the heightened level of market uncertainty and volatility we’re seeing in the world right now? Thanks.

Meg O’Neill: Sure. A great question, Nik. I would draw your attention since you’ve gone through the backup to slide 32, which shows a long-term outlook for LNG demand and supply over the coming period. We’ve talked about this in several other presentations as well. When we look at market fundamentals around how the global economy is developing, how nations are progressing economically, and how nations around the world are also trying to deliver on their Paris commitments, we anticipate demand for LNG to grow substantially. In fact, the forecasts we would look at suggest LNG growth should increase by 50% in the coming decade. We do feel very well positioned to be able to take advantage of that growth in LNG demand.

Now, when it comes to uncertainty, when we look at the fundamental merits of the project, actually the uncertainty in the market gives us an advantage versus other players. If you go to the fundamentals, we have all of the permits we need. We have a lump sum contract with Bechtel with 95% of the costs fixed or priced in. We’ve got the partners that we need between Stonepeak, Uniper, Bechtel. Actually, I think the market uncertainty is really a signal that this is the right time for us to move to be able to be positioned ahead of the competition when that demand continues to grow into the 2030s.

Nik Burns (Jarden Australia, Analyst): Got it. Thanks for that, Meg. You call out that Woodside will absorb around 8 million tonnes per annum of LNG from Louisiana into your portfolio. I assume this is going to be an arm’s-length agreement between HoldCo and Woodside. Has this agreement been finalised or if not, when do you anticipate this will happen? Will you wait until you’ve signed further third-party LNG offtake agreements or wait until you’ve brought in a strategic partner or partners before you finalise the agreement between HoldCo and Woodside? Thank you.

Meg O’Neill: Yes. I’ll let Mark answer that.

Mark Abbotsford: Thanks, Nik. The short answer to the question is yes, those arrangements are all in place. They are obviously essential as a part of the arrangements we put in place with both Stonepeak and also Uniper. Those arrangements are in place. If new equity participants come into the HoldCo obviously they would be subject to the same arrangements.

Nik Burns (Jarden Australia, Analyst): Got it. Thank you.

Operator: Thank you. Our next question today comes from Dale Koenders of Barrenjoey. Please go ahead.

Dale Koenders (Barrenjoey, Analyst): Morning, Meg and team. Just on the LNG contracting strategy, I’d just be interested in your thoughts towards duration and price basis risk as we move forward. The slide around JKM price volatility that’s existed historically has really bounced from well above to well below your cash breakeven levels. Just wondering how you’re thinking about mitigating that earnings and cash flow risk to Woodside shareholders?

Meg O’Neill: Look, they’re one of the things that differentiates our approach to US LNG from everybody else in the sector is the flexibility we can offer our customers. Most of the other US developers are handcuffed to 20-year contracts with very limited flexibility for their customers, whereas the fact that we take this into our portfolio gives us a tremendous amount of flexibility.

We can contract on different price indices, we can contract for different durations. We can build in some of the flexibility that our Asian buyers would be quite accustomed to in their contracts. We have many levers to best meet customer needs in a way that is competitively advantaged. I’ll let Mark elaborate as well about how he and his team are thinking about market risk as well as value upside capture.

Mark Abbotsford: Yes. Thanks, Meg. Thanks, Dale. The other thing I would draw your attention to is obviously slide 17 and the breakeven cost. We obviously will have varying assumptions across different houses of what those spreads will be but when you look at a rate of return of, or an IRR of 12% at 115% at Henry Hub plus $2.90, I think that gives you a significant degree of comfort as to the competitiveness of this project. As Meg said, we’ve also mitigated a vast majority of the risks that influence ultimately what we can deliver into the market, one around schedule and two cost, given the contracting strategy we have in place.

As Meg noted in the presentation, we’ll look to balance our risk with some FOB and Henry Hub-linked contracts coupled with obviously giving us the ability then to exploit the arbitrage opportunities when they exist in the global markets.

One of the other things that we touched upon in the slide deck was the ability to actually manage the full integrated value chain. There will also be opportunities upstream through our gas supply arrangements where we can also extract additional value and that’s one of the things that again is a differentiator of this project, is we have the ability to optimise a full value chain and that’s obviously been very important to Woodside and that’s part of the value upside that you’ll see referenced in the slide deck as well.

What we did do through the arrangements with Uniper is really give ourselves the validation: one that we were seeing the market demand where we expected it to be and also the flexible terms, as Meg touched upon, as being achievable in the marketplace.

Dale Koenders (Barrenjoey, Analyst): Okay. Thank you for that, Mark. Then maybe just a second question perhaps for Graham. I’d just be interested of feedback from the credit rating agency to the Stonepeak off-balance sheet funding structure which is a bit of an expensive form of debt. Does this change your downgrade triggers, or does it need to be added back into debt for these calculations, and does all of this particularly, in a US$65 oil price environment mean that your 80% payout is still sustainable if you don’t sell down?

Graham Tiver: Thanks, Dale. As we have on slide 15, the rating agencies have maintained Woodside’s existing credit ratings, and it’s really important to note that Stonepeak is considered equity. I’d go on and further say that Stonepeak, this partnering with Stonepeak allows us to balance investing in the growth with strong returns while also being able to manage our near-term capital returns. We have flexibility through this arrangement, as you know, as we’ve articulated, Stonepeak front-end the CapEx contributing 75% in 2025 and 26. Combine that with a strong underlying business, a strong balance sheet, strong credit rating, $7.3 billion in liquidity, flexibility offered through the Stonepeak arrangement, good support from our banks, we have access to the SEC bond market.

We’ll continue to execute on Louisiana as we have with Scarborough in the same methodology, and I think there’s a slide at the back and slide 28, we’re in a very strong position to be able to continue to maintain strong returns to our shareholders. I think it is worth reminding, Dale, since the merger, which is less than three years, we’ve paid out US$10 billion [Clarification: over US$9.7 billion] in dividends to our shareholders.

Meg O’Neill: Fully franked.

Graham Tiver: Fully franked.

Dale Koenders (Barrenjoey, Analyst): Graham, just to confirm, previously you have made the comment that you can exceed your gearing target through execution and maintain an 80% payout ratio. Do you think those comments still hold in the absence of a sell-down of HoldCo?

Graham Tiver: Yes. Obviously, I think as Meg articulated in the presentation, we will look to continue the sell-down process of HoldCo and that will give us additional flexibility, but as we are today, we believe we have the flexibility in the balance sheet and strength in the balance sheet to be able to maintain those existing returns.

Meg O’Neill: Let me elaborate. We’ve done extensive modelling of our balance sheets, of our gearing range and really stress-tested that assertion. As Graham notes, we do continue to have confidence in our ability to reward shareholders in this period of ongoing investment.

Dale Koenders (Barrenjoey, Analyst): Brilliant. Thank you team.

Meg O’Neill: Thanks, Dale.

Graham Tiver: Thanks, Dale.

Operator: Our next question today comes from Mark Wiseman with Macquarie Group. Please go ahead.

Mark Wiseman (Macquarie, Analyst): G’day Meg and team. Congratulations on the decision here. My first question I wanted to ask was the portfolio optimisation on Slide 20. I assume that’s $0.40 of optimisation is not included in the 13% plus IRR on LALNG. Could you maybe just talk about how that works and what sort of volume you think you can capture that over? Thank you.

Meg O’Neill: Look, let me speak to the 13%. Part of why we included Slide 17 was so that everybody in the market can independently model without having to understand Woodside’s price assumptions, so the 13% is calculated using our internal Woodside model. It does take into account the portfolio value uplift, so there is an uplift associated with that but, again, part of why we have that Slide 17 is to really provide a transparent view of the spread and what is required to get the 12% return. As the slide shows, extremely competitive, so 100% Henry Hub plus $3.40 is very attractive pricing. Henry Hub plus $5.80 delivered to Asia again delivers that 12% rate of return for our shareholders.

Maybe Mark can talk a bit about how we calculated that and how we modelled that.

Mark Abbotsford: Yes, Mark. I mean, there’s obviously two components to obviously the valuation we have here and as Meg’s touched upon on Slide 17 where we talk around that 115% Henry Hub plus $2.90 number. That obviously reflects an intrinsic value, but if you then flip across to Slide 18, we see the extreme levels of volatility that can exist in the market.

That is where the position with Louisiana LNG when we complement it with our existing portfolio provides a suite of opportunity to extra additional value through how we manage flexibility across our portfolio.

The $0.40 that we’ve referenced of course is an expectation over the life of the project, but as you’ll see in periods, and you can see those extreme spikes that occurred in 22, there is obviously possibility where those levels will be significantly higher for periods of time, but what we’ve tried to do is obviously balance those across the life of the project, which has given us the $0.40 number, which is something that we’re going to work forward with.

But I would expect over periods of time that you’ll see with volatility, or higher levels of volatility, it’s entirely foreseeable that number will be higher, in periods of low volatility it can be lower, but this is a lifecycle estimate.

Mark Wiseman (Macquarie, Analyst): Okay, thank you. Just on the net LNG going into Woodside’s portfolio, you’re flagging 8 million tonnes per annum. I haven’t seen the 20% to 30% strategic partners mentioned here, forgive me if I’ve missed it. Are you still expecting a 20% to 30% sell-down and could you maybe talk about the tolled volume versus the merchant volume? What determines that split?

Meg O’Neill: Sure. Mark, we do remain in very active discussions with a number of potential HoldCo partners. One of the things that has been very clear is we were on a very aggressive timeline to bring partners in. Part of that has manifested itself in the focus we had on getting a partner into the infrastructure company. I’m very pleased to have Stonepeak there and the ability of investors in that space to move at pace is differentiated and world-class, and we’re really delighted to bring Stonepeak in.

Through the process there were a number of potential partners who said we’d love to work with you but we can’t meet your timeline. So now that we’ve taken this final investment decision, we’ll be able to not only progress with the partners that, or potential partners we are in deep discussions with today, but also to reopen the conversation with companies and potential partners who would love to be with us but weren’t able to meet our initial timeline.

We do anticipate selling down our equity stake in HoldCo. I’ll hold the cards close as to what percentage that ends up being, because it will depend a bit on the partners and the timeline.

I would reference you of course to Scarborough where we’ve taken the exact same strategy, brought in an investor in the LNG train and then we are able to bring in high-quality partners in the offshore that take that price risk.

I’ll let Mark speak to the question of how we think about price basis risk in our LNG portfolio.

Mark Abbotsford: Yes, Mark I think when we look at the ultimate sell down, so any HoldCo investor would obviously get access to their equity volumes, so that volume would be deducted from the 16.5 million tonnes, so when we’re talking about these volumes, we’re talking about the volumes that sit within the Woodside equity portfolio.

The arrangements that we’ve done with Uniper, as you will note, there is a 1 million tonne component that is done from the Louisiana LNG holding company and there is one component that is done from the Woodside portfolio. The Woodside portfolio component will be delivered ex-ship volumes or flexible ex-ship volumes into Europe. The HoldCo sale obviously is FOB volumes and any HoldCo investor that comes in through a selldown process, will obviously get their pro rata share of that arrangement.

I would expect that as we go forward, we will continue to do arrangements that will look quite similar to that and we are in a number of discussions as we speak but as Meg said, we’re going to be disciplined in our approach to obviously make sure that we get the right counterparties at the right price with the right flexibility that ultimately delivers best value to our shareholders.

Mark Wiseman (Macquarie, Analyst): Great, thank you.

Operator: Thank you. Your next question comes from Saul Kavonic with MST. Please go ahead.

Saul Kavonic (MST, Analyst): Hi Meg, Graham and Mark. Two questions. First one looking at the indications of the 12% return here, are you able to give an indication on the recent Uniper deal that was done if the terms of that deal, if that was applied to the whole project. Would that of itself be reflective of a 12% return being achieved across the project? Can we use that to validate that this is a 12% plus return project?

Meg O’Neill: Saul, our Uniper contract is commercial in confidence of course but, as we’ve said we will be disciplined, we will ensure that we bring partners in in a manner that adds value to Woodside and we will execute LNG offtake agreements that add value to Woodside.

Saul Kavonic (MST, Analyst): All right. Not particularly helpful but I tried. I particularly want to ask, on the back of the HoldCo sell-down, you mentioned you’ve had parties targeting an aggressive timeframe given the FID schedule for a HoldCo sell-down but you will reopen up also for a HoldCo sell-down to parties who can’t meet that aggressive timeframe.

For the negotiations with the parties who you are targeting an aggressive timeframe, are those still on track in the sense that, could we still see a much more imminent sell-down of HoldCo in the next month or two, or has that kind of side of the process fallen away and failed and you need to reopen it up and look at a longer timeframe for HoldCo sell-downs of all natures?

Meg O’Neill: Yes, Saul. As I said, we’re in deep discussion with parties as we speak. In some ways the decision we’re taking today further derisks the opportunity for them and we’ll be going back to them later today with a message that the ship is sailing, it’s now time for you to write your cheque and get your seat on the ship, because there are others knocking at the door.

I don’t want to prejudge the outcome because, as you can appreciate, these commercial negotiations are complex and the parties will make their own decisions but I do feel good about the momentum we have with the parties we are speaking with today.

Saul Kavonic (MST, Analyst): Good. That sounds sooner rather than later. I’m going to squeeze in one if I can. Are you still looking at potentially selling down up to all the way to 50% of HoldCo, which could see actually Woodside’s share of CapEx effectively drop to only 30% of the total here? Can you also just touch on, is a pipeline sell-down also still on the cards?

Meg O’Neill: Sure. One of the things we’d like to do is get our capital investment to be approximately 50% of the total capital in the project. There are a couple of different ways we can do that. Some of it is through HoldCo sell-down, some of it would be potentially be through pipeline sell-downs. All of those options are on the table but again, when we looked at the partners we were speaking to, or the parties we were speaking to in the sell-down process, when we looked at the schedule, we prioritised Stonepeak and the infrastructure investor knowing that they would be able to move at the pace that we needed and to be able to put forward the significant quantum of capital required to de-risk an FID decision.

Both of those options are on the table to continue with that HoldCo sell-down and a potential pipeline investor partner but again our target would be to get to about 50% of the CapEx.

Saul Kavonic (MST, Analyst): Thank you.

Operator: Thank you. Our next question today comes from Henry Meyer at Goldman Sachs. Please go ahead.

Henry Meyer (Goldman Sachs, Analyst): Good morning all. I’d be interested to zoom out and understand how you are broadly expecting LNG pricing dynamics to evolve over the next 40 years or so. I’m conscious that’s a pretty big question and we don’t have a crystal ball of course, but we’re entering an interesting period where we think a lot of incremental LNG demand growth will be displacing coal power, which was of course been cheaper than historical gas prices and new demand can be quite price sensitive and a lot of suppliers also look to take or pay contracts that could be considered sunk costs.

I’m interested to understand how you’re thinking about market balancing and price setting as we shift between undersupplied and oversupplied cycles.

Meg O’Neill: Mark.

Mark Abbotsford: Thanks Henry. I think there are probably a few aspects to the question, so one, when we look at this project in terms of schedule and cost risk as Meg said, the things you can control around cost and schedule we’re controlling very well.

When we look at the nominal payback period, we obviously have a short nominal payback period and I think one of the great things about this project, you don’t have upstream resource risk, so you have post nominal payback, you’re in a position where this project will continue to churn out cash, subject to obviously us continuing to operate it well, well into the future.

When we look at the dynamic as well that is facing a lot of new supply coming into the market, I mean a lot of the risks that Meg’s touched upon in terms of permitting risk, EPC risk, tariff risk, we’ve managed very well and in that sense, we see a lot of the supply that was possibly earmarked to come on in the next couple of years actually shifting to the right. We actually see the opportunity for Louisiana LNG to come online right when we see demand continuing to grow where supply may not be necessarily responding as quickly as what people might have expected a year or two ago. That positions, I think, us as very well in a market where I think LNG and natural gas is going to be core to energy demands, not just in the short and medium-term, but also well into the long-term.

I think actually when we look at the decision we’ve taken today, there are some short-term dynamics in the next year or two which will play out, but when we look beyond the short-term and we look to the lifecycle of this project, we have a highly cost competitive project with the right EPC contractor and the thing that I think is incredibly valuable at the moment in both the equity but also the offtake discussions, is certainty. That is something that we now bring to the table post taking this final investment decision.

To add on, just the point that Meg was making previously, there are a lot of parties who only want to engage when there is certainty on the table and once the project has taken FID and so I think actually we’re going to see interest in the project increase going forward because, to quote some of our potential partners, they want to pick a winner.

Henry Meyer (Goldman Sachs, Analyst): Good, okay. Thanks Mark. Can we zoom in a bit on price setting there. Longer-term, if we think the market is under supplied and we going to need to have new supply coming on, how do you think incentive prices will settle if we’re displacing coal power?

Mark Abbotsford: Well, I think that, Henry, there are multiple dynamics. I think that the point you raise around the economics of coal-to-gas switching is an entirely valid one. What we’re seeing in some of the price sensitive markets and one that obviously comes to mind is India and I know you and I have talked about this in the past, is you’re seeing increasing switching from coal towards natural gas. You’re seeing price not just being the sole driver, so we’re seeing an increasing focus on clean air and particulate matter as driving the price that counterparties are prepared to pay, particularly in developing countries. That is something that is really emerging as we speak in the subcontinent and, if we want to look where we’ve seen a precedent of this before, I think there is no better example of course than China.

We’re seeing continued diesel to natural gas switching. We’ve seen huge switching occur in China. We’re starting to see exactly the same switching occur in India and we’re talking 20 million tonne increments, so not insignificant amounts of LNG that will be required to satiate that demand. We’re seeing obviously continued emerging demand from markets that actually have relied on natural gas over the last decade. So examples that come to mind, Philippines, Thailand, Vietnam, that all have the infrastructure in place to use natural gas, but their indigenous suppliers are starting to run a little bit short, so they’re continuing to look to increase and grow their LNG demand.

When you look at, what does that mean from a demand supply perspective, that clearly drives that role of growing demand in the Asia Pacific, which we see continuing, and again, for us as a supplier, what can we do to satiate that demand? We can put cost competitive, certain LNG into the market, and that’s exactly what we’re doing.

Henry Meyer (Goldman Sachs, Analyst): Okay, thanks Mark. Maybe just a very quick one if I can. Shipping is a meaningful contributor to the cost stack as well. Any perspectives you can share on how you’re looking to manage shipping and freight exposure and costs on your supply?

Meg O’Neill: Strategically I think you’re probably across this Henry. We’ve had a view for many years now that having a long shipping position offers us a competitive advantage. It does a couple of things, it ensures that our customers can get the LNG they want when they need it and we can manage operational upsets at our plants.

It also gives us the ability to take advantage of market dislocations and we would have seen some really good examples of that over the past few years, so we do expect to have a significant shipping position as we build out our portfolio and as we develop bringing these 8 million tonnes into our portfolio, so that will be part of the toolkit that we use to maximise value for shareholders.

Henry Meyer (Goldman Sachs, Analyst): Okay, thanks Meg. Sorry, maybe just one last one, just to test my understanding, so should I assume then.

Meg O’Neill: No, we can’t – Henry, there are others in the queue, so we’ll have to put you at the back and see if there’s time.

Operator: Thank you. Your next question today comes from Tom Allen at UBS. Please go ahead.

Tom Allen (UBS, Analyst): Congratulations Meg, Graham, Mark and the broader team on the FID today. I might follow up the last question. A number of mine have been answered already.

Just on the Woodside shipping position. The first LNG offtake agreement with Uniper, that was on a FOB basis, so it doesn’t get to draw on that long shipping position. Should we expect more FOB sales, or is Woodside to target LNG sales on a delivered basis? You mentioned a reference to a blend earlier, but how should we think about that with this project?

Meg O’Neill: Thanks Tom. If I draw your attention to Slide 13, the 8 million tonnes that we take into the Woodside portfolio, our focus is delivering that to our customers and as Mark said, there are contracts, Uniper is an example where we will sell from the Louisiana LNG legal entity, so basically from HoldCo, on a FOB basis.

Again, I expect we will sell a bit more on that with that methodology, but again the 8 million tonnes we’re taking into our portfolio, our priority will be to deliver those cargos to customers.

Tom Allen (UBS, Analyst): Okay, thanks Meg. Slide 17 we’ve discussed, that’s very helpful to understand the cost competitiveness and the breakevens. I mean, the pricing assumptions that are used in your baseline scenarios appeared fairly strong.

Graham mentioned earlier, I was hoping you might be able to just share some more detail on the key sensitivities that the Board considered around balance sheet and around the project’s resilience in a lower price environment, then what you’re assuming in your baseline, so maybe even some colour on operationally. When will you operate the plant differently? Say in 2030 the market doesn’t look like you expect. Do you think you can lock in specific flexibilities in your gas supply or anything of that nature.

Meg O’Neill: Maybe you should talk about the sensitives we have done, Graham?

Graham Tiver: Yes. Thanks, Tom. Good question. In terms of the balance sheet strength and I guess the flexibility to be able to ride out volatility, as we’ve discussed previously, we will model that across a range of price scenarios through to our mid-case, then we’ll go to our low-case and then a stress case over two years, then it’s really about understanding those levers. We have a good grasp on that, as I articulated today we believe where we are today, we have the capacity, we have the strength and we have the funding behind us to be able to navigate the volatility and, as we look to continue to sell down HoldCo, that will further strengthen the position and we also have a good grasp on some of those levers that we have in our control.

As an example, we have 30 million barrels in 2025 hedged at, I think, it’s $78.60 [Clarification: $78.70 per barrel], so we’ve really started to focus in on discretionary expenditure.

Meg’s spoken about the portfolio with the selldown of Trinidad, so we are doing things to focus the portfolio and to be able to continue to build that flexibility to ride out whatever scenarios face us.

Meg O’Neill: And Tom, to your question about operations. One of the things that’s striking, we often get this question of, well what happens if the spread between Henry Hub and TTF compresses or collapses. I think it’s important to recognise that by 2030, the US will be about a third of the global LNG market. Again, it’s very hard for us to envision a scenario where structurally that collapse is enduring. It’s a problem that ends up being almost immediately self-correcting. If Henry Hub goes up for some reason, people will stop prioritising LNG and start diverting that gas to the domestic market, which will cause the price to come down. So it ends up being quite a self-correcting kind of problem. From an operations perspective, we’re going to apply the same discipline and diligence that we have in our Australia business in Louisiana LNG. So again, that rigorous focus on safety, process safety, reliability, de-bottlenecking and competitive unit cost of operations. Those are things that will position us well in a competitive landscape in the 2030s.

Tom Allen (UBS, Analyst): Okay, thanks folks, appreciate that.

Meg O’Neill: Thanks Tom.

Operator: Thank you. As a reminder, we do ask you, please limit yourselves to two questions. Our next question comes from Rob Koh at MS. Please go ahead.

Rob Koh (Morgan Stanley, Analyst): Good morning, congratulations on the announcement. My first question I guess coming from more of a modelling perspective, just drawing together the carbon disclosures on slide 10 and I’m assuming your $80 a tonne internal carbon cost. In slide 17, can you just clarify, does that $0.40 per MMbtu carbon cost come into the $3.40 that generates your 12% required return? I’m just not entirely sure how that fits in please.

Meg O’Neill: Slide 17 does not include a carbon cost, again, this is to provide transparent data that the market can use to model. We would of course include a carbon cost and our 13% rate of return includes that carbon cost, but as I said, that’s a proprietary in-house model that uses our price assumptions, our escalation assumptions over the course of the four years of operations. So slide 17, just to make life easy for everybody, no carbon cost included.

Rob Koh (Morgan Stanley, Analyst): Great, thank you for clearing that up, that’s very helpful. My next question, just draws back on one of the other analysts asked about the investment grade credit rating and I take on board Mr Tiver all the comments you’ve made about the rating being unchanged. Can I just double check, is the downgrade trigger, the 25% to 30% RCF measure, is that still unchanged as a result of this announcement?

Graham Tiver: Yes, that’s correct.

Rob Koh (Morgan Stanley, Analyst): Okay easy, thank you so much.

Meg O’Neill: Thanks Rob.

Operator: Thank you. Our next question comes from Gordon Ramsay at RBC Capital Markets. Please go ahead.

Gordon Ramsay (RBC Capital Markets, Analyst): Thank you very much and congratulations on the FID for your project. I just want to focus back on slide 17 and just try to get a feel from you in terms of how that’s going to dictate your contracting strategy going forward, where obviously European pricing appears to be the most attractive. Can you just comment on that and does that mean that more spot sales, opportunistically, will go to Asia from Louisiana LNG?

Meg O’Neill: I’ll let Mark answer that.

Mark Abbotsford: Thanks Gordon for the question. I think one of the key questions around European suppliers of course is to ensure that we have the right flexibility and arrangements. As you know, we have an existing arrangement that’s already in place with Uniper, that’s largely supplying Corpus Christi volumes. As we look forward, we’ll continue to look to have arrangements that provide flexibility so that if we see the ability to trade positions and obviously add additional value, and this captures some of that $0.40 expected value that we’ve referenced, that we have the ability to capture that. So we’re not necessarily doing a point to point transaction arrangement.

When we look at the 115% Henry Hub plus $2.90 referenced on slide 17, that there I hope would give a high degree of confidence when you look at the a variety of assumptions that can dictate what that spread will be. When you look at the intrinsic value of the project that delivers that 12% rate of return, it’s something that is pretty universally viewed in the market. That sort of pricing methodology, what you see there is a highly competitive cost to supply. Again, the opportunity for us then is to add additional value over that through our marketing and trading capabilities, which Meg referenced obviously as delivering around 10% of our EBIT as at today.

I think the opportunity for us as our portfolio grows and diversifies is to actually increase that. That’s one of the exciting things around this project is it gives us a lot more opportunity to exploit those sorts of opportunities across both our current portfolio but also our growing portfolio.

Gordon Ramsay (RBC Capital Markets, Analyst): Okay. Just another question from me just on the selldown expected in HoldCo. Would there be a preference for LNG offtake over, for instance, pipeline CapEx coverage? Can you give any view in terms of what’s preferred in terms of sell-down in terms of partner?

Meg O’Neill: Gordon we’re talking to players that are interested in a variety of positions within the venture. The dollars of the pipeline, as we noted, is $1.1 billion, so selling that down moved the needle left in terms of the financial benefit for us. If you compared it to a sell-down of, call it 10% in HoldCo. So we’re focussed on HoldCo partners, but we’re also talking to companies that might be interested in working with us in the pipeline.

Gordon Ramsay (RBC Capital Markets, Analyst): Thanks Meg.

Meg O’Neill: Thanks Gordon.

Operator: Thank you. This concludes our question-and-answer session. I’d like to turn the call back over to Ms O’Neill for closing remarks.

Meg O’Neill: All right, thank you everyone for joining us today. I look forward to connecting with many of you at upcoming events and continuing to share how Woodside is delivering on our strategy to thrive through the energy transition. Thank you all.

Operator: Thank you. That does conclude our conference for today. Thank you for participating, you may now disconnect.

[END OF TRANSCRIPT]

Woodside approves Louisiana LNG development presentation

To provide further clarity, footnotes on slide 6 (footnote 3), slide 20 (footnote 1), slide 21 (footnote 5) and slide 22 (footnote 2) have been updated.

The updated presentation is available on Woodside’s website at www.woodside.com.

INVESTORS Sarah Peyman M: +61 457 513 249 E: investor@woodside.com	MEDIA Christine Forster M: +61 484 112 469 E: christine.forster@woodside.com

This announcement was approved and authorised for release by Woodside’s Disclosure Committee.